SHARE PURCHASE AGREEMENT

BY AND AMONG

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(as “Buyer”)

THE ENTITIES AND INDIVIDUALS LISTED ON EXHIBIT A-1 HERETO

(as “Sellers”)

CHEN ZHI

(as “Seller’s Representative”)

OLYMPIA MEDIA HOLDINGS LIMITED

a British Virgin Islands Company

(as the “Company” or “OMH BVI”)

December 16, 2008

TABLE OF CONTENTS
1.	PURCHASE AND SALE	A-1
1.1	Purchase and Sale	A-1
1.2	Purchase Price	A-1
1.3	Earn-Out Agreement	A-2
2.	THE CLOSING	A-3
2.1	The Closing	A-3
2.2	Deliveries	A-3
2.3	Further Assurances	A-3
3.	REPRESENTATIONS AND WARRANTIES OF SELLERS, FOUNDER AND
	THE COMPANY	A-4
3.1	Stock Ownership; Subsidiaries	A-5
3.2	Organization of Each Member of the Company Group	A-5
3.3	Authority and Corporate Action; No Conflict	A-5
3.4	Consents and Approvals	A-6
3.5	Licenses, Permits, Etc	A-6
3.6	Taxes, Tax Returns and Audits	A-7
3.7	Compliance with Law	A-7
3.8	Litigation	A-7
3.9	Records	A-7
3.10	Financial Statements	A-7
3.11	No Undisclosed Liabilities	A-8
3.12	Accounts Receivable	A-8
3.13	Real Property	A-8
3.14	Certain Personal Property	A-9
3.15	Non-Real Estate Leases	A-9
3.16	Contracts, Obligations and Commitments	A-9
3.17	Intellectual Property Rights	A-10
3.18	Title to and Condition of Assets	A-12
3.19	Absence of Certain Changes	A-12
3.20	Employee Plans; Labor Matters	A-13
3.21	No Illegal or Improper Transactions	A-14
3.22	Related Transactions	A-14
3.23	Insurance	A-14
3.24	Acquisition of Buyer Shares	A-14
3.25	Brokers	A-15
3.26	Disclosure	A-15
3.27	Survival of Representations and Warranties	A-15
4.	REPRESENTATIONS AND WARRANTIES OF BUYER	A-16
4.1	Organization	A-16
4.2	Capitalization	A-16
4.3	Authority and Corporate Action; No Conflict	A-16
4.4	Consents and Approvals	A-17
4.5	Valid Issuance of Buyer Shares	A-17
4.6	Financial Statements	A-17
4.7	The Commission Reports	A-17

i

4.8	Trust Fund	A-18
4.9	No Undisclosed Liabilities	A-18
4.10	Absence of Certain Changes	A-18
4.11	Compliance with Law	A-19
4.12	Litigation	A-19
4.13	Records	A-19
4.14	Disclosure	A-19
4.15	Survival of Representations and Warranties	A-19
5.	COVENANTS OF SELLERS, FOUNDER AND THE COMPANY	A-20
5.1	Conduct of Business	A-20
5.2	Access to Information	A-21
5.3	Insurance	A-21
5.4	Protection of Confidential Information; Non-Competition	A-21
5.5	Post-Closing Assurances	A-23
5.6	No Other Negotiations	A-23
5.7	No Securities Transactions	A-23
5.8	Fulfillment of Conditions	A-24
5.9	Disclosure of Certain Matters	A-24
5.10	Regulatory and Other Authorizations; Notices and Consents	A-24
5.11	Use of Intellectual Property	A-24
5.12	Related Tax	A-25
5.13	The Company Proxy Information	A-25
5.14	Interim Financial Information	A-25
6.	Covenants of Buyer	A-25
6.1	Conduct of the Business	A-25
6.2	Shareholder Meeting	A-26
6.3	Fulfillment of Conditions	A-27
6.4	Disclosure of Certain Matters	A-27
6.5	Post-Closing Assurances	A-27
6.6	Regulatory and Other Authorizations; Notices and Consents	A-27
6.7	Books and Records	A-27
6.8	Nasdaq Listing	A-28
7.	ADDITIONAL COVENANTS OF THE PARTIES	A-28
7.1	Other Information	A-28
7.2	Mail Received After Closing	A-28
7.3	Further Action	A-28
7.4	Schedules	A-29
7.5	Execution of Agreements	A-29
7.6	Confidentiality	A-29
7.7	Public Announcements	A-29
7.8	Board of Buyer	A-30
8.	CONDITIONS TO CLOSING	A-30
8.1	Conditions to Each Party’s Obligations	A-30
8.2	Conditions to Obligations of Sellers	A-30
8.3	Conditions to Obligations of Buyer	A-32

ii

9.	INDEMNIFICATION	A-33
9.1	Indemnification by Warrantors	A-33
9.2	Indemnification by Buyer	A-34
9.3	Notices, Etc	A-34
9.4	Limitations	A-35
9.5	Adjustment to Purchase Price; Setoff	A-35
9.6	Claims on behalf or in right of Buyer	A-35
9.7	No Claim Against Trust Fund	A-35
10.	TERMINATION AND ABANDONMENT	A-36
10.1	Methods of Termination	A-36
10.2	Effect of Termination	A-37
11.	DEFINITIONS	A-38
12.	GENERAL PROVISIONS	A-43
12.1	Expenses	A-43
12.2	Notices	A-43
12.3	Amendment	A-44
12.4	Waiver	A-44
12.5	Headings	A-44
12.6	Severability	A-44
12.7	Entire Agreement	A-45
12.8	Benefit	A-45
12.9	Governing Law	A-45
12.10	No Jury Trial	A-45
12.11	Counterparts	A-45
12.12	Regulatory Requirements	A-45

Exhibit A-1	Sellers	A-1
Exhibit A-2	The Company Group	A-2
Exhibit B	Disclosure Schedule	B
Exhibit C	Form of Services Agreement	C
Exhibit D	Form of Equity Pledge Agreement	D
Exhibit E	Form of Voting Rights Proxy Agreement	E
Exhibit F	Form of Exclusive Purchase Option Agreement	F

iii

SHARE PURCHASE AGREEMENT

     This SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 16, 2008 by and among the following parties:

     (i) ChinaGrowth South Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Buyer”);

      (ii) each of the entities listed on Exhibit A-1 attached hereto (collectively, “Sellers”, and each a “Seller”);

      (iii) Chen Zhi, a PRC resident with PRC Identity Certificate No. 350121196508130039 (the “Founder”); and

      (iv) Olympia Media Holdings Limited, an exempted company incorporated under the laws of the British Virgin Islands (the “Company” or “OMH BVI”).

     All of the parties listed above are referred to hereinafter collectively as the “Parties” and individually as a “Party”.

RECITALS

     WHEREAS, the Company Group is engaged primarily in the business of advertising, newspaper printing and distribution services in the PRC;

     WHEREAS, Sellers own all of the outstanding capital shares and other equity interests of the Company; and

     WHEREAS, Sellers desire to sell, and Buyer desires to buy, all of the outstanding capital shares and other equity interests of the Company on the terms and subject to the conditions set forth in this Agreement.

     NOW THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE

     1.1 Purchase and Sale. At the Closing and on the terms and subject to the conditions set forth in this Agreement, Sellers shall sell, transfer, assign and convey to Buyer, and Buyer shall purchase from Sellers, all of the right, title and interest in and to the issued and outstanding ordinary shares of the Company (“Company Ordinary Shares”) and, if any, the issued and outstanding options, warrants or any other equity interests in or rights to acquire Company Ordinary Shares (“Company Equity Rights”).

     1.2 Purchase Price. The aggregate purchase price for Company Ordinary Shares and Company Equity Rights (the “Purchase Price”) to be paid or issued and delivered by Buyer to Sellers shall be as follows:

          (a) six million U.S. dollars ($6,000,000) in cash (the “Cash Consideration”);

          (b) 6,259,000 ordinary shares of Buyer, par value $0.001 per share (“Buyer Shares”), of which, 4,000,000 shares (“Escrow Shares”) will be held in an escrow account at Closing. If and only if the Surviving Company achieves or exceeds After-Tax Profits (as defined in 1.3(g) below) of RMB78,200,000 for the fiscal year ending December 31, 2008 (“2008 After-Tax Profits”), and of RMB136,000,000 for fiscal year ending December 31, 2009 (“2009 After-Tax Profits”), the Escrow Shares shall be released to the Sellers within the later of (x) 90 days after the end of the fiscal year of 2009 or (y) 15 days following the issuance of the audit report of the Surviving Company for the fiscal year of 2009. If the Surviving Company does not achieve or achieve either of 2008 After-Tax Profits or 2009 After-Tax Profits, all the Escrow Shares shall be cancelled by the Company. And

          (c) management of Buyer has agreed to put 562,500 or 50% of their promote shares into escrow. The escrowed promote shares will only be released if 2009 net income is at least RMB136,000,000. Otherwise, such shares will be forfeited.

          (d) any additional Buyer Shares issuable pursuant to Section 1.3 below.

     1.3 Earn-Out Agreement. The following earn-out provisions shall apply:

          (a) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits (as defined in (g) below) of RMB136,000,000 for the fiscal year ending December 31, 2009, an additional 2,000,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (b) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of RMB197,200,000 for the fiscal year ending December 31, 2010, an additional 2,500,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (c) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of RMB278,800,000 for the fiscal year ending December 31, 2011, an additional 2,500,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (d) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of RMB394,400,000 for the fiscal year ending December 31, 2012, an additional 2,500,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (e) If, following the Closing, on a consolidated basis, the Surviving Company does not achieve or exceed After-Tax Profits of such amount as set forth in (a), (b) ,(c), or (d) above for the respective fiscal year, Sellers shall not be entitled to any additional Buyer Shares for such year, regardless of whether the Surviving Company achieved or exceeded such After-Tax Profits in any prior year or will achieve or exceed such After-Tax Profits in any future year.

          (f) Buyer acknowledges that any additional Buyer Shares that may be issued pursuant to this Section 1.3 are in exchange for Company Ordinary Shares and Company Equity Rights and not dependent upon the continued employment or other relationships of Sellers or Founder with the Surviving Company or any other Person. Sellers acknowledge that the value of any additional Buyer Shares that may be issued pursuant to this Section 1.3 shall be available for indemnification pursuant to Article IX.

          (g) For purposes of this Section 1.3, “After-Tax Profits” shall mean the After-Tax Profits of the Surviving Company and its Subsidiaries on a consolidated basis (excluding after-tax profits from any subsequent acquisitions of assets or equity interests that have a dilutive effect), before deduction for Taxes and the expenses incurred in connection with a Business Combination of Buyer, which shall be computed pursuant to U.S. GAAP that were used for the purpose of preparing the Company’s financial statements, and subject to the audit by the Surviving Company’s independent accountants.

ARTICLE II
THE CLOSING

     2.1 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at 10:00 a.m., local time, on the fourth business day after the date on which the last of the conditions to the Closing set forth in Article VIII is fulfilled, at the offices of DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020, or at such other time, date or place as the Parties may agree upon orally or in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

     2.2 Deliveries.

          (a) Sellers. At the Closing, Sellers shall (i) assign and transfer to Buyer all of their right, title and interest in and to Company Ordinary Shares and Company Equity Rights by delivering to Buyer the certificates representing or documents evidencing such Company Ordinary Shares and Company Equity Rights, duly endorsed for transfer and free and clear of any Liens, and (ii) deliver to Buyer the certificates, opinions and other agreements and instruments contemplated by this Agreement and the other Transaction Documents.

          (b) Buyer. At the Closing, Buyer shall (i) pay the Cash Consideration by wire transfer to the bank accounts designated by Sellers, (ii) deliver to Sellers the Buyer Shares to which Sellers are entitled pursuant to Section 1.2(b), and (iii) the certificates, opinions and other agreements and instruments contemplated by this Agreement and the other Transaction Documents.

     2.3 Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties shall execute and deliver such other documents and instruments, provide such other materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by

Law, to fulfill its obligations under this Agreement and the other Transaction Documents to which it is a party.

     2.4 Sellers’ Representative.

          (a) Sellers appoint Chen Zhi (or any Person appointed as a successor Sellers’ Representative pursuant to Section 2.4(b)) (“Seller’s Representative”) as their representative and agent under this Agreement.

          (b) Sellers who, immediately prior to the Closing, are entitled to receive [more than 50% of the Buyer Shares as provided in Section 1.2(a)], may, from time to time upon written notice to Sellers’ Representative and Buyer, remove Sellers’ Representative or appoint a new Sellers’ Representative upon the death, incapacity, resignation or removal of Sellers’ Representative.

          (c) Sellers authorize Sellers’ Representative to take any action and to make and deliver any certificate, notice, consent or instrument required or permitted to be made or delivered under this Agreement or under the documents referred to in this Agreement, to waive any requirements of this Agreement or to enter into one or more amendments or supplements to this Agreement that Sellers’ Representative determines in Sellers’ Representative’s sole and absolute discretion to be necessary, appropriate or advisable, which authority includes the authority to collect and pay funds and dispute, settle, compromise and make all claims. The authority of Sellers’ Representative includes the right to hire or retain, at the sole expense of Sellers, such counsel, investment bankers, accountants, representatives and other professional advisors as Sellers’ Representative determines in Sellers’ Representative sole and absolute discretion to be necessary, appropriate or advisable in order to perform this Agreement. Any party will have the right to rely upon any action taken by Sellers’ Representative, and to act in accordance with such action without independent investigation.

          (d) Buyer will have no liability to any Seller or otherwise arising out of the acts or omissions of Sellers’ Representative or any disputes among Sellers or with Sellers’ Representative. Buyer may rely entirely on its dealings with, and notices to and from, Sellers’ Representative to satisfy any obligations it might have under this Agreement or any other agreement referred to in this Agreement or otherwise to Sellers.

          (e) Sellers’ Representative accepts the appointment made by this Section 2.4 and agrees to abide by the provisions of this Section 2.4.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS, FOUNDER AND
THE COMPANY

     Subject to such exceptions as may be specifically set forth in the disclosure schedule of event date herewith attached hereto as Exhibit B (the “Disclosure Schedule”), each of Sellers, Founder and the Company (each, a “Warrantor” and collectively, the “Warrantors”), jointly and severally, represents and warrants to Buyer that each of the statements contained in this Article III are true, complete and not misleading as of the date of this Agreement.

     3.1 Stock Ownership; Subsidiaries.

          (a) Stock Ownership. The Persons set forth in paragraph 3.1(a) of the Disclosure Schedule are the sole registered owners of Company Ordinary Shares and Company Equity Rights in the amounts set forth therein. Each Seller owns Company Ordinary Shares and Company Equity Rights as indicated therein free and clear of any Liens. There are no options, warrants or other contractual rights outstanding which give any Person the right to acquire any Company Ordinary Shares and Company Equity Rights, whether or not such right is presently exercisable. There are no disputes, arbitrations or litigation proceedings pending or threatened with respect to Company Ordinary Shares and Company Equity Rights.

          (b) Subsidiaries and Affiliates. Paragraph 3.1(b) of the Disclosure Schedule contains a list of all of the Subsidiaries and Affiliates of the Company, indicating the jurisdiction, form of entity, authorized and registered capital, outstanding and contributed capital, shareholders and Control relationships of each of such Subsidiaries and Affiliates. Except as may be otherwise indicated in paragraph 3.1(b) of the Disclosure Schedule, (i) all of the outstanding shares of such Subsidiaries and Affiliates are validly issued, fully paid and non-assessable and are held free and clear of any Liens; (ii) there are no consignments, contracts and/or equity transfer arrangements, options, warrants or other contractual rights or arrangements outstanding which give any Person the right to acquire or Control any capital stock or any substantial part of assets of any such Subsidiary or Affiliates whether or not such right is presently exercisable; and (iii) there are no contracts and/or equity transfer arrangements, options, warrants or other contractual rights (oral or written), trusts or other arrangements of any nature which give any Person the right to any stock rights or direct or beneficial interest in or from any such Subsidiary or Affiliate.

     3.2 Organization of Each Member of the Company Group. Each member of the Company Group is a corporate or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction. Each member of the Company Group is duly qualified to do business in the jurisdictions in which the property owned, leased or operated by such entity or the nature of the business which it conducts requires qualification, or if not so qualified, such failure or failures, in the aggregate, would not have a Material Adverse Effect on such member of the Company Group. No member of the Company Group owns or is a party to any agreement to acquire, directly or indirectly, any capital stock or any other equity securities or interest of any Person, other than a Subsidiary or Affiliate listed in paragraph 3.1(b) of the Disclosure Schedule. Each member of the Company Group has all requisite power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted and as presently contemplated to be conducted.

     3.3 Authority and Corporate Action; No Conflict.

          (a) Each Warrantor has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which such Warrantor is a party and to consummate the share purchase and other transactions contemplated hereby and thereby. All action, corporate or otherwise, necessary to be taken by the Board of Directors or comparable governing body of such Warrantor to authorize the delivery and performance of this Agreement, the other Transaction Documents and all other documents and instruments delivered by such Warrantor in connection with the share purchase and other transactions contemplated by this Agreement or other Transaction Documents has been duly and validly taken. This Agreement and the other Transaction Documents to which any Warrantor is a party, when executed and delivered by such Warrantor, will constitute the valid, binding and enforceable obligations of such Warrantor, enforceable in accordance with their respective terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy of the United States, the Cayman Islands, the British Virgin Islands and the PRC.

          (b) Neither the execution and delivery of this Agreement or any other Transaction Document by any Warrantor nor the consummation of the transactions contemplated hereby or thereby by any Warrantor will (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the Memorandum and Articles of Association of the Company, (B) the certificate of incorporation, articles of association or any other charter documents of any member of the Company Group, or (C) any Law or Contract to which any Warrantor is a party or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any Person the right to create, any Lien upon the assets of any Warrantor; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which any Warrantor is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to any Warrantor.

     3.4 Consents and Approvals. Other than as set forth in paragraph 3.4 of the Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Documents by each Warrantor, and the performance of and the consummation of the transactions contemplated hereby or thereby by each Warrantor, does not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority.

     3.5 Licenses, Permits, Etc. Each member of the Company Group possesses or will possess prior to the Closing all Permits necessary for the ownership and operation of their businesses, which necessary Permits are described or are as set forth in paragraph 3.5 of the Disclosure Schedule. True, complete and correct copies of the Permits issued to the member of the Company Group have previously been delivered to Buyer. All such Permits are in full force and effect. Each member of the Company Group has complied and will comply, and have caused or will cause their respective officers, directors and employees to comply, with all terms of such Permits, and will take or cause to be taken any and all actions necessary to ensure that all such Permits remain in full force and effect and that the terms of such Permits are not violated through the Closing Date. No member of the Company Group is in default under any of such Permits and no event has occurred and no condition exists which, with the giving of notice, the passage of time, or both, would constitute a default thereunder. Neither the execution and delivery of this Agreement, the other Transaction Documents or any of the other documents or instruments contemplated hereby or thereby nor the consummation of the transactions contemplated hereby or thereby nor compliance by any member of the Company Group with any of the provisions hereof or thereof will result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to the business of any member of the Company Group.

     3.6 Taxes, Tax Returns and Audits. Each Warrantor has filed on a timely basis (taking into account any extensions received from the relevant taxing authorities) all returns and reports pertaining to all Taxes that are or were required to be filed by such Warrantor with the appropriate taxing authorities in all jurisdictions in which such returns and reports are or were required to be filed, and all such returns and reports are true, correct and complete in all material respects. All Taxes that are due from or may be asserted against any Warrantor (including deferred Taxes) in respect of or attributable to all periods ending on or before the Closing Date have been or will be fully paid, deposited or adequately provided for by such Warrantor or are being contested in good faith by appropriate proceedings. No issues have been raised (or are currently pending) by any taxing authority in connection with any of the returns and reports referred to above which might be determined adversely to any Warrantor. None of the Warrantors has given or requested to give waivers or extensions of any statute of limitations with respect to the payment of Taxes. There are no Tax Liens affecting any Warrantor or its assets which have not been satisfied or discharged by payment or concession by the relevant taxing authority. Paragraph 3.6 of the Disclosure Schedule sets forth an accurate and complete list of the Tax obligations and liabilities that each member of the Company Group had at the date of the signing of this Agreement.

     3.7 Compliance with Law. The business of each Warrantor has been conducted, and is now being conducted and will be conducted prior to the Closing, in compliance with all applicable Laws in all material respects. Each Warrantor, its officers and directors and, to the best Knowledge of such Warrantor, its employees (i) are not, and during the periods of existence of such Warrantor were not, in violation of, or not in compliance with any such applicable Laws in any material respect with respect to the conduct of the businesses of such Warrantor; and (ii) have not received any notice from any Governmental Authority, and to the best Knowledge of such Warrantor, none is threatened, alleging that such Warrantor has violated, or not complied with, any applicable Laws.

     3.8 Litigation. There are no actions, suits, arbitrations or other proceedings pending or, to the best Knowledge of the Warrantors, threatened against any Warrantor before any Governmental Authority. No Warrantor or any of its properties is subject to any order, judgment, injunction or decree. Paragraph 3.8 of the Disclosure Schedule sets forth a description of all threatened, withdrawn, settled or litigated claims against any Warrantor during the last three years.

     3.9 Records. The books of account, minute books, stock certificate books, stock transfer ledgers or comparable documents or instruments of each member of the Company Group are complete and correct in all material respects and there have been no transactions involving any member of the Company Group which are required to be set forth therein and which have not been so set forth.

     3.10 Financial Statements. Paragraph 3.10 of the Disclosure Schedule sets forth (i) the audited consolidated balance sheet of the Company Group as of December 31, 2006, December 31, 2007 and September 30, 2008 and (ii) the audited consolidated statements of operations and statements of cash flows of the Company Group for the fiscal year ended December 31, 2006, December 31, 2007 and the nine months ended September 30, 2008 (collectively, the “Audited Financial Statements”), which reflect the Company having earned After-Tax Profits of not less than $8,000,000. The Audited Financial Statements are prepared in accordance with U.S. GAAP, are complete and correct in all material respects, and present fairly the financial condition and results of operations of the Company Group as of the dates and for the periods indicated therein, in each case except as disclosed therein and except for the absence of notes.

     3.11 No Undisclosed Liabilities. No member of the Company Group has any liabilities, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on the Company Financial Statements or (b) those incurred since September 30, 2008, in the ordinary course of business and consistent with prior practice.

     3.12 Accounts Receivable. The accounts receivable of the members of the Company Group, both (i) as reflected on the Company Financial Statements, and (ii) created after September 30, 2008, are bona fide accounts receivable, created in the ordinary course of business and subject to historical rates of uncollected liabilities, as reserved against on the Company Financial Statements, are good and collectible within periods of time normally prevailing in the industry at the aggregate recorded amounts thereof.

     3.13 Real Property.

          (a) Paragraph 3.13 of the Disclosure Schedule contains an accurate and complete list and description of all real estate owned by any member of the Company Group as well as any other real estate that is in the possession of or leased by any member of the Company Group and the improvements (including buildings and other structures) located on such real estate (collectively, the “Real Property”), and lists and accurately describes any leases under which any such Real Property is possessed (the “Real Estate Leases”). No member of the Company Group is in default under any of the Real Estate Leases or is aware of any default by any of the lessors thereunder. Except as disclosed in paragraph 3.13 of the Disclosure Schedule, the use and operation of the Real Property is in full compliance in all material respects with all Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property and, effective as of the Closing, the Company Group shall have the right under all Laws to continue the use and operation of the Real Property in the conduct of their businesses.

          (b) None of the buildings, structures and other improvements located on the Real Property, the appurtenances thereto or the equipment therein or the operation or maintenance thereof violates any restrictive covenant or encroaches on any property owned by others or any easement, right of way or other encumbrance or restriction affecting or burdening such Real Property in any manner, nor does any building or structure of any third party encroach upon the Real Property or any easement or right of way benefiting the Real Property.

          (c) None of the Warrantors has received written notice of, or otherwise had Knowledge of, any condemnation, fire, health, safety, building, environmental, hazardous substances, pollution control, zoning or other land use regulatory proceedings, either instituted or planned to be instituted, which would have an effect on the ownership, use and operation of any portion of the Real Property for its intended purpose or the value of any material portion of the Real Property, nor has any Warrantor received written notice of any special assessment proceedings affecting any of the Real Property.

          (d) All water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any applicable Law are installed to the property lines of the Real Property, are connected pursuant to valid permits to municipal or public utility services or proper drainage facilities to permit full compliance with the requirement of all Laws. To the best Knowledge of the Warrantors, no fact or condition exists which could result in the termination or reduction of the current access from the Real Property to existing roads or to sewer or other utility services presently serving the Real Property.

          (e) All Permits, certificates, easements and rights of way, including proof of dedication, required from any Governmental Authority having jurisdiction over the Real Property for the use and operation of the Real Property in the conduct of their business and to ensure vehicular and pedestrian ingress to and egress from the Real Property have been obtained.

          (f) None of the Warrantors has received written notice and has any Knowledge of any pending or threatened condemnation proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation.

          (g) No portion of the Real Property has suffered any material damage by fire or other casualty which has not heretofore been completely repaired and restored to its original condition.

     3.14 Certain Personal Property. Paragraph 3.14 of the Disclosure Schedule contains an accurate and complete list and description of the material fixed assets of the members of the Company Group specifying the location of all material items of tangible personal property of the members of the Company Group that were included in the Company Financial Statements.

     3.15 Non-Real Estate Leases. Paragraph 3.15 of the Disclosure Schedule together contain an accurate and complete list and description of all assets and property (other than the Real Property and Real Estate Leases) that are used as of the date of this Agreement in the operation of their business and that are possessed by any member of the Company Group under an existing lease. All of such leases are referred to herein as the “Non-Real Estate Leases.” No member of the Company Group is in default under any of the Non-Real Estate Leases or is aware of any default by any of the lessors hereunder.

     3.16 Contracts, Obligations and Commitments. Except as set forth in paragraph 3.16 of the Disclosure Schedule, no member of the Company Group has any existing Contract, obligation or commitment (written or oral) of any nature (other than obligations involving payments of less than $200,000 individually), including without limitation the following:

          (a) Employment, bonus, severance or consulting agreements, retirement, stock bonus, stock option, or similar plans;

          (b) Loans or other agreements, notes, indentures or instruments relating to or evidencing indebtedness for borrowed money or mortgaging, pledging or granting or creating a Lien on any of the assets of any member of the Company Group or any agreement or instrument evidencing any guaranty by any member of the Company Group of payment or performance by any other Person;

          (c) Agreements of any kind relating to employment matters such as labor agreements or agreements providing for benefits under any plan;

          (d) Any contract or series of contracts with the same Person for the furnishing or purchase of equipment, goods or services, except for purchase and sales orders in the ordinary course of business;

          (e) Any joint venture contract or arrangement or other agreement involving a sharing of profits or expenses to which any member of the Company Group is a party or by which it is bound;

          (f) Agreements which limit the freedom of any member of the Company Group to compete in any line of business or in any geographic area or with any Person;

          (g) Agreements providing for disposition of the assets, businesses or a direct or indirect ownership interest in any member of the Company Group;

          (h) Any Contract, commitment or arrangement not made in the ordinary course of business of any member of the Company Group; or

          (i) Agreements with any Governmental Authority.

     Except as set forth in paragraph 3.16 of the Disclosure Schedule, each Material Contract to which any member of the Company Group is a party is a valid and binding obligation of such Party and is enforceable in accordance with its terms (except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors’ rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law), and is in full force and effect, and no member of the Company Group has breached any provision of, nor is in default in any material respect under the terms of any of the Contracts.

     3.17 Intellectual Property Rights.

          (a) Intellectual Property. Paragraph 3.17 of the Disclosure Schedule contains an accurate and complete list and description of all Intellectual Property, used by the members of the Company Group in connection with their businesses, specifying as to each (i) the nature of such right, (ii) the ownership thereof, (iii) the Governmental Authority that has issued or recorded a registration or certificate or similar document with respect thereto or with which an application for such a registration, certificate or similar document is pending and (iv) any applicable registration, certificate or application number.

          (b) Other Intellectual Property Rights. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all material inventions and trade secrets that the members of the Company Group has formally documented and that are owned, used, controlled, authorized for use or held by, or licensed to, any member of the Company Group that relate to or are necessary to their businesses, including as conducted at or prior to the Closing or as proposed to be conducted by any member of the Company Group, together with a designation of the ownership thereof.

          (c) Software. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all Software used by the members of the Company Group in connection with their businesses, including as conducted at or prior to the Closing or as proposed to be conducted by any member of the Company Group, together with a designation of ownership.

          (d) Out-Bound Licenses. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which (i) any Person is authorized to use any Intellectual Property rights of any member of the Company Group or (ii) any right of any member of the Company Group in, or such member’s use of, any of its Intellectual Property right is otherwise materially affected.

          (e) In-Bound Licenses. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which any member of the Company Group is authorized to use, or can be authorized to use (through, for example, the grant of a sublicense), any Intellectual Property owned by any other Person (including any rights enjoyed by any member of the Company Group by reason of its relationship with one of its Affiliates) in connection with their businesses.

          (f) Ownership. As of the date hereof, each member of the Company Group owns, and at the Closing Date will own, all right, title and interest in and to all Intellectual Property rights used in connection with their businesses, and those Intellectual Property rights were developed and created solely by employees of such entity acting within the scope of their employment or by third parties (all of which employees and third parties have validly and irrevocably assigned all of their rights therein to such entity) and each member of the Company is duly and validly licensed to use all other Intellectual Property used in connection with their businesses, free and clear of royalties (except as otherwise set forth in paragraph 3.17 of the Disclosure Schedule). No member of the Company Group has assigned or transferred ownership of, agreed to so assign or transfer ownership of, or granted any exclusive license of or exclusive right to use, any Intellectual Property used in connection with their businesses.

          (g) Royalties. Except for licenses listed and accurately and completely described in paragraph 3.17 of the Disclosure Schedule as royalty-bearing, there are (and will be upon the Closing) no royalties, honoraria, fees, or other payments payable by any member of the Company Group to any Person by reason of the ownership, use, license, sale, or disposition of any Intellectual Property used in connection with their businesses.

          (h) Infringement. The Intellectual Property used by each member of the Company Group does not infringe or misappropriate any Intellectual Property rights of any Person under the Laws of any jurisdiction. No notice, claim or other communication (in writing or otherwise) has been received from any Person: (A) asserting any ownership interest in any material Intellectual Property; (B) asserting any actual, alleged, possible or potential infringement, misappropriation or unauthorized use or disclosure of any Intellectual Property, defamation of any Person, or violation of any other right of any Person (including any right to privacy or publicity) by any member of the Company Group or relating to the Intellectual Property; or (C) suggesting or inviting any member of the Company Group to take a license or otherwise obtain the right to use any Intellectual Property. To the best Knowledge of the Warrantors, no Person is infringing, misappropriating, using or disclosing in an unauthorized manner any Intellectual Property used in connection with their businesses owned by, exclusively licensed to, held by or for the benefit of, or otherwise Controlled by any member of the Company Group.

          (i) Proceedings. Except as set forth in paragraph 3.17 of the Disclosure Schedule, there are no current or, to the best Knowledge of the Warrantors, threatened Proceedings (including but not limited to any interference, reexamination, cancellation, or opposition proceedings) arising out of a right or claimed right of any Person before any Governmental Authority anywhere in the world related to any Intellectual Property owned by, exclusively licensed to, held by or for the benefit of, or otherwise Controlled by any member of the Company Group.

     3.18 Title to and Condition of Assets.

          (a) Each member of the Company Group has good and marketable title to all the properties and assets owned by it. Except as set forth in paragraph 3.18 of the Disclosure Schedule, none of such properties and assets is subject to any Lien, option to purchase or lease, easement, restriction, covenant, condition or imperfection of title or adverse claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent or otherwise.

          (b) Except as set forth in paragraph 3.18 of the Disclosure Schedule, all buildings, structures, improvements, fixtures, facilities, equipment, all components of all buildings, structures and other improvements included within the Real Property, including but not limited to the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein conform in all respects to all applicable Laws of every Governmental Authority having jurisdiction over any of the Real Property. There are no unsatisfied requests for any repairs, restorations or improvements to the Real Property from any Person, including without limitation any Governmental Authority. There are no outstanding Contracts made by any member of the Company Group for any improvements to the Real Property which have not been fully paid for. No Person, other than any member of the Company Group, owns any equipment or other tangible assets or properties situated on the Real Property or necessary to the operation of their businesses, except for leased items disclosed in paragraph 3.19 of the Disclosure Schedule.

     3.19 Absence of Certain Changes. Except as set forth on paragraph 3.19 of the Disclosure Schedule or agreed by Buyer in advance and incurred in the ordinary course of business in compliance with past practice, no member of the Company Group has, since September 30, 2008:

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

          (b) borrowed or agreed to borrow any funds exceeding $200,000 (or other currency equivalent) except current bank borrowings not in excess of the amount thereof shown on the

Company Financial Statements;

          (c) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $200,000 (or other currency equivalent), except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

          (d) discharged or satisfied any encumbrance exceeding $200,000 (or other currency equivalent), or paid any obligation or liability other than current liabilities shown on the Company Financial Statements and liabilities incurred since September 30, 2008 in the ordinary course of business and consistent with prior practice;

          (e) sold, transferred, leased to others or otherwise disposed of any assets exceeding $200,000 (or other currency equivalent), except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

          (f) received any notice of termination of any Contract, or suffered any damage, destruction or loss exceeding $200,000 (or other currency equivalent) (whether or not covered by insurance);

          (g) had any material change in its relations with its employees, agents, clients, customers or insurance carriers which has had or might reasonably be expected to have a Company Material Adverse Effect;

          (h) transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any Intellectual Property or modified any existing rights with respect thereto;

          (i) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to any shareholder of any member of the Company Group or any Affiliate thereof, or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock, or made or agreed to make any payment to any shareholder of any member of the Company Group or any Affiliate thereof, whether on account of debt, management fees or otherwise;

          (j) suffered any other Material Adverse Effect; or

          (k) entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (f), (g) or (j)).

     3.20 Employee Plans; Labor Matters. Paragraph 3.20 of the Disclosure Schedule together contain an accurate and complete list and description of all employee benefits, including without limitation pension, medical insurance, work related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits, which any member of the Company Group is obligated to pay, including amounts and recipients of such payments. Except as disclosed in paragraph 3.20 of the Disclosure Schedule, each member of the Company Group has complied with all applicable Laws relating to employment benefits, including, without limitation, pension, medical insurance, work-related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits. All contributions or payments required to be made by any member of the Company Group with respect to employee benefits have been made on or before their due dates. Except as disclosed in paragraph 3.20 of the Disclosure Schedule, all such contributions and payments required to be made by any employees of any member of the Company Group with respect to the employee benefits have been fully deducted and paid to the relevant Governmental Authorities on or before their due dates, and no such deductions have been challenged or disallowed by any Governmental Authority or any employee of any member of the Company Group.

     3.21 No Illegal or Improper Transactions. No member of the Company Group or any of its officers, directors, or to the best Knowledge of the Warrantors, any of its employees, agents or Affiliates has offered, paid or agreed to pay to any Person (including any governmental official) or solicited, received or agreed to receive from any such Person, directly or indirectly, in any manner which is in violation of any applicable Law or policy of any member of the Company Group, any money or anything of value for the purpose or with the intent of (i) obtaining or maintaining business for any member of the Company Group, (ii) facilitating the purchase or sale of any product or service, or (iii) avoiding the imposition of any fine or penalty.

     3.22 Related Transactions. Except for compensation to employees for services rendered, no member of the Company Group and no current or former director, officer, or, to the best Knowledge of the Warrantors, employee or shareholder or any associate of any member of the Company Group is presently (a) a party to any transaction with any member of the Company Group (including, but not limited to, any Contract providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer, employee or shareholder or such associate), or (b) the direct or indirect owner of an interest in any Person which is a present or potential competitor, supplier or customer of any member of the Company Group nor does any such Person receive income from any source other than any member of the Company Group which relates to the business of, or should properly accrue to, any member of the Company Group.

     3.23 Insurance. Paragraph 3.23 of the Disclosure Schedule sets forth a complete list and complete and accurate description of all insurance policies maintained by any member of the Company Group which are in force as of the date hereof and the amounts of coverage thereunder. During the past three years, no member of the Company Group has been refused insurance, nor has any claim in excess of $100,000 been made in respect of any such agreements or policies, except as set forth in paragraph 3.23 of the Disclosure Schedule. Such insurance is adequate to protect each member of the Company Group and its financial condition against the risks involved in the conduct of their businesses.

     3.24 Acquisition of Buyer Shares.

          (a) Acquisition Entirely for Own Account. Buyer Shares to be acquired by Sellers will be acquired for investment for such Sellers’ own account and not with a view to the resale or distribution of any part thereof.

          (b) Disclosure of Information. Sellers acknowledge that all of the Commission

Reports (defined in Section 4.7) were fully available to Sellers, and Sellers have reviewed and understand such reports. Sellers acknowledge that they have received all the information that they have requested relating to Buyer’s acquisition of Company Ordinary Shares and Company Equity Rights. Sellers further represent that they have had an opportunity to ask questions and receive answers from Buyer regarding the terms and conditions of such acquisition.

          (c) Accredited Investor. Each Seller is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

          (d) Restricted Securities. Sellers understand that Buyer Shares to be acquired by Sellers constitute “restricted securities” under the U.S. federal securities Laws and that under such Laws and applicable regulations such securities may only be sold in the United States pursuant to an effective registration statement or an available exemption from registration. Sellers agree and acknowledge that Buyer Shares to be acquired by Sellers shall be subject to lockup for a one-year period starting from the Closing.

          (e) Legends. It is understood that the certificates evidencing Buyer Shares shall bear the following legend:

     “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT.”

     3.25 Brokers. Except as set forth in paragraph 3.25 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of any Warrantor, except as set forth in paragraph 3.25 of the Disclosure Schedule.

     3.26 Disclosure. No representation or warranty by any Warrantor contained in this Agreement and no information contained in any schedule or other instrument furnished or to be furnished to Buyer pursuant to this Agreement or the other Transaction Documents or in connection with the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

     3.27 Survival of Representations and Warranties. The representations and warranties of the Warrantors set forth in this Article III shall survive the Closing for a period of four years, except that the representations and warranties set forth in Sections 3.1 and 3.25 shall survive without limitation as to time and the representations and warranties set forth in Section 3.6 shall survive until six months after the expiration of the statute of limitations with respect to each respective Tax.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to the Warrantors as follows:

     4.1 Organization. Buyer is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands.

     4.2 Capitalization.

          (a) Capitalization. The authorized capital stock of Buyer includes 20,000,000 ordinary shares and 1,000,000 preferred shares of which 6,138,500 ordinary shares are issued and outstanding and no shares of preferred stock are issued and outstanding. There are warrants outstanding to purchase up to 5,913,500 ordinary shares at a current exercise price of $6.00 per share (the number and price subject to adjustment), expiring January 23, 2011 and an option to purchase 315,000 units exercisable at $10.00 per unit, with each unit being comprised of one ordinary share and one warrant, with each such warrant issuable upon exercise of a unit being exercisable for one share at $6.00. Except as set forth in this Section 4.2, there are no other options, warrants or rights (other than as contemplated by this Agreement) to acquire any capital shares of Buyer.

          (b) Disputes. There are no disputes, arbitrations or litigation proceedings involving Buyer with respect to the ordinary shares and outstanding warrants, options and other rights relating to the capital stock of Buyer.

          (c) Issuances. Except for the issuance of ordinary shares, warrants, units and options as set forth in the Commission Reports of Buyer and the Registration Statement on Form F-1 (File No. 333-134459), there have not been any issuances of capital securities or options, warrants or rights to acquire the capital securities of Buyer.

     4.3 Authority and Corporate Action; No Conflict.

          (a) Subject to obtaining shareholder approval of the contemplated amendment to its Memorandum and Articles of Association, Buyer has all necessary corporate power and authority to enter into this Agreement or the other Transaction Documents and, subject to the requirement to obtain shareholder approval, to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents, when duly executed and delivered by Buyer, constitutes the valid, binding and enforceable obligation of Buyer, enforceable in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy and (iii) as enforceability may be limited by the absence of stockholder approval.

          (b) Subject to obtaining shareholder approval of the contemplated amendment to its Memorandum and Articles of Association, neither the execution and delivery of this Agreement or any other Transaction Documents by Buyer nor (assuming receipt of shareholder approval) the consummation of the transactions contemplated hereby or thereby will (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the Memorandum and Articles of Association of Buyer or (B) any Law or Contract to which Buyer is a party or by which Buyer (or any of the properties or assets of Buyer) is subject or bound; (ii) result in the creation of, or give any Person the right to create, any Lien upon the assets of Buyer; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which Buyer is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to Buyer.

     4.4 Consents and Approvals. Other than the requirement to obtain shareholder approval for (i) the contemplated amendment to Buyer’s Memorandum and Articles of Association; and (ii) the acquisition of the Company, the execution and delivery of this Agreement and the other Transaction Documents by Buyer does not, and the performance of this Agreement and the other Transaction Documents by Buyer will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority

     4.5 Valid Issuance of Buyer Shares. Buyer Shares to be issued to Sellers will be duly and validly authorized and, when issued and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued and will constitute legally binding obligations of Buyer in accordance with their terms and will have been issued in compliance with all applicable federal and state securities Laws.

     4.6 Financial Statements. The audited consolidated financial statements of Buyer included in Buyer’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on May 9, 2008, fairly present in conformity with U.S. GAAP applied on a consistent basis the financial position and assets and liabilities of Buyer as of the dates thereof and Buyer’s results of operations and cash flows for the periods then ended. The balance sheet of Buyer as of December 31, 2007 that is included in such financial statements is referred to herein as “Buyer’s Balance Sheet.”

     4.7 The Commission Reports.

          (a) Buyer has delivered to Sellers or has made available by publicly available filing, (i) Buyer’s Annual Report on Form 20-F for the year ended December 31, 2007 (ii) Buyer’s prospectus, dated January 23, 2007, relating to its initial public offering of securities, and (iii) all other reports filed with the Securities and Exchange Commission (the “Commission”) by Buyer under the Exchange Act (all of such materials, together with any amendments thereto and documents incorporated by reference therein, are referred to herein as the “Commission Reports”).

          (b) As of its filing date or, if applicable, its effective date, each Commission Report complied in all material respects with the requirements of the Laws applicable to Buyer for such Commission Report, including the Securities Act and the Exchange Act.

          (c) Each Commission Report as of its filing date and the prospectus referred to in clause (ii) of Section 4.7(a), as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Buyer has filed all reports under the Exchange Act that were required to be filed as of the date hereof and will have filed all such reports required to have been filed through the Closing Date and has otherwise materially complied with all requirements of the Securities Act and the Exchange Act.

     4.8 Trust Fund. As of the date hereof and at the Closing Date, Buyer has and will have no less than $38,000,000 invested in Government Securities in a trust account with JPMorgan Chase NY Bank (the “Trust Account”), administered by American Stock Transfer & Trust Company, less such amounts, if any, as Buyer is required to pay to shareholders who elect to have their shares redeemed in accordance with the provisions of Buyer’s Memorandum and Articles of Association.

     4.9 No Undisclosed Liabilities. Buyer does not have any liabilities, debts or cash contingencies, pledges in any form, obligations, undertakings or arrangements, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on Buyer’s Balance Sheet; and (b) those incurred since January 1, 2008 in the ordinary course of business and consistent with prior practice.

     4.10 Absence of Certain Changes. Except as contemplated by this Agreement and the other Transaction Documents and those incurred in ordinary business of business consistent with past practice, Buyer has not, since January 1, 2008:

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

          (b) been removed from trading on the OTC-BB because of a breach or violation of any applicable Laws, or received notice by any security supervisory agencies warning or punishing Buyer due to a violation of exchange market rules or receive notice of termination or suspension in trading on the OTC-BB, except for suspensions for trading in normal situations;

          (c) borrowed or agreed to borrow any funds exceeding $200,000, except current bank borrowings not in excess of the amount thereof shown on the Buyer’s Balance Sheet;

          (d) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $200,000, except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

          (e) discharged or satisfied any encumbrance exceeding $200,000 other than those then required to be discharged or satisfied, or paid any obligation or liability other than current liabilities shown on the Buyer’s Balance Sheet and liabilities incurred since January 1, 2008 in the ordinary course of business and consistent with prior practice;

          (f) sold, transferred, leased to others or otherwise disposed of any assets exceeding $200,000, except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

          (g) received any notice of termination of any Contract or suffered any damage, destruction or loss exceeding $200,000 (whether or not covered by insurance) which, in any case or in the aggregate, has had, or might reasonably be expected to have, a Material Adverse Effect on Buyer;

          (h) had any material change in its relations with its employees or agents, customers, clients or insurance carriers which has had or might reasonably be expected to have a Material Adverse Effect on Buyer;

          (i) suffered any other Material Adverse Effect in its assets, liabilities, financial condition, results of operations or business; or

          (j) entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (g), (h) or (i)).

     4.11 Compliance with Law. The business of Buyer has been conducted, and is now being conducted, in compliance in all material respects with all applicable Laws. Buyer and its officers, directors and employees (i) are not, and during the periods of Buyer’s existence were not, in violation of, or not in compliance with, in any material respect any such applicable Laws with respect to the conduct of the businesses of Buyer; and (ii) have not received any notice from any Governmental Authority, and to the best Knowledge of Buyer none is threatened, alleging that Buyer has violated, or not complied with, any of the above.

     4.12 Litigation. There are no actions, suits, arbitrations or other proceedings pending or, to the best Knowledge of Buyer, threatened against Buyer at law or in equity before any Governmental Authority. Neither Buyer nor any of their property is subject to any order, judgment, injunction or decree that would have a Material Adverse Effect on Buyer.

     4.13 Records. The books of account, minute books, stock certificate books and stock transfer ledgers of Buyer are complete and correct, and there have been no transactions involving Buyer which are required to be set forth therein and which have not been so set forth.

     4.14 Disclosure. No representation or warranty by Buyer contained in this Agreement and no information contained in any schedule or other instrument furnished or to be furnished to Sellers pursuant to this Agreement or the other Transaction Documents or in connection with the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

     4.15 Survival of Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall survive the Closing for a period of four years, except that the representations in Section 4.2 shall survive without limitation as to time.

ARTICLE V
COVENANTS OF SELLERS, FOUNDER AND THE COMPANY

     5.1 Conduct of the Business. Each Warrantor, jointly and severally, covenants and agrees that, from the date hereof through the Closing Date, except as otherwise set forth in this Agreement or the other Transaction Documents or with the prior written consent of Buyer, such Warrantor shall, and shall use best efforts to cause the other Warrantors to:

          (a) conduct the business only in the ordinary course of business and in a manner consistent with the current practice of the business, to preserve substantially intact the business organization of each member of the Company Group, to keep available the services of the current employees of each member of the Company Group, to preserve the current relationships of each member of the Company Group with customers and other Persons with which such member has significant business relations and to comply with all applicable Laws;

          (b) not pledge, sell, transfer, dispose of or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the stock of any member of the Company Group, or enter into any discussions or negotiations with any other party to do so;

          (c) not pledge, sell, lease, transfer, dispose of or otherwise encumber any property or assets of any member of the Company Group, other than consistent with past practices and in the ordinary course of business of such member or enter into any discussions or negotiations with any other party to do so;

          (d) not issue any shares of capital stock of any member of the Company Group or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, of any member of the Company Group or any options therefore or any securities convertible into or exchangeable for capital stock of any member of the Company Group or enter into any agreements in respect of the ownership or Control of such capital stock.

          (e) not declare any dividend or make any distribution in cash, securities or otherwise on the outstanding shares of capital stock of any member of the Company Group or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of their Affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay existing indebtedness of such member of the Company Group;

          (f) not make, agree to make or announce any general wage or salary increase or enter into any employment contract or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any officer or employee of any member of the Company Group or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable Law;

          (g) not to amend the memorandum and articles of association or any other comparable organizational or charter documents of any member of the Company Group;

          (h) not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

          (i) not to make any payments outside the ordinary course of business;

          (j) not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice; and

          (k) not take or agree to take any actions that would cause a breach in representations or warranties contained in this Agreement or prevent such Warrantor from performing its covenants hereunder.

     5.2 Access to Information. Between the date of this Agreement and the Closing Date, the Warrantors will, and will use best efforts to cause the other Warrantors to, (i) permit Buyer and its Representatives reasonable access to all of the books, records, reports and other related materials, offices and other facilities and properties of any member of the Company Group; (ii) permit Buyer and its Representatives to make such inspections thereof as Buyer may reasonably request; and (iii) furnish Buyer and its Representatives with such financial and operating data (including without limitation the work papers of the Company’s Accountants) and other information with respect to any member of the Company Group as Buyer may from time to time reasonably request.

     5.3 Insurance. Through the Closing Date, the Warrantors shall use best efforts to ensure that each member of the Company Group maintains insurance policies providing insurance coverage for their businesses and assets of the kinds, in the amounts and against the risks as are commercially reasonable for the businesses and risks covered.

     5.4 Protection of Confidential Information; Non-Competition.

          5.4.1 Confidential Information. Sellers acknowledge that:

               5.4.1.1. As a result of such Sellers’ and Founder’s share ownership of and employment by any member of the Company Group, Sellers and Founder have obtained secret and confidential information of the members of the Company Group including, without limitation, financial and business information, trade secrets and “know-how,” customers, and certain methodologies (“Confidential Information”).

               5.4.1.2 the Company Group will suffer substantial damage which will be difficult to compute if Sellers and Founder should divulge Confidential Information or enter a business competitive with that of the Company Group.

               5.4.1.3 the provisions of this Section 5.4 are reasonable and necessary for the protection of the business of the Company Group.

          5.4.2 Maintain Confidentiality. Sellers shall not, and procure that the Founder shall not, at any time after the date hereof, divulge to any Person any Confidential Information obtained or learned as a result of share ownership of or employment by any member of the Company Group except (i) with the express written consent of Buyer on or before the Closing Date; (ii) to the extent that any such information is in the public domain other than as a result of a breach of any obligations hereunder; or (iii) where required to be disclosed by court order, subpoena or other government process. If a Seller or Founder shall be required to make disclosure pursuant to the provisions of clause (iii) of the preceding sentence, such Seller (in case of Founder, the BVI company controlled by such Founder) will promptly, but in no event more than 48 hours after learning of such subpoena, court order, or other government process, notify, by personal delivery or by electronic means, confirmed by mail, the Company and, at the expense of the Company, shall: (i) take all reasonably necessary steps required by the Company to defend against the enforcement of such subpoena, court order or other government process, and (ii) permit any member of the Company Group to intervene and participate with counsel of its choice in any proceeding relating to the enforcement thereof.

          5.4.3 Records. At the Closing, Sellers will promptly deliver to any member of the Company Group all original memoranda, notes, records, reports, manuals, formula and other documents relating to the business and properties of such member, which such Seller then possesses or has under its control; provided, however, that such shall be entitled to retain copies of such documents reasonably necessary to document its financial or other relationship with any member of the Company Group; and provided, further, that during the period of his employment by any member of the Company Group, such Seller shall be entitled to retain such documents as shall be reasonably necessary to permit such Seller to perform his duties as an employee.

          5.4.4 Non-Compete. During the Non-Competition Period, Sellers(other than Index Asia Pacific Limited) shall not, and procure that Founder shall not, without the prior written permission of the Surviving Company, anywhere in the PRC, the United States, the Cayman Islands, and the British Virgin Islands, directly or indirectly, (i) enter into the employ of or render any services to any Person engaged in any business which is a “Competitive Business” (as defined below); (ii) engage in any Competitive Business for his own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity; (iv) employ or retain, or have or cause any other Person to employ or retain, any Person who was employed or retained by any member of the Company Group in the six-month period prior to the date that all relationships of such Person terminates with such member; or (v) solicit, interfere with, or endeavor to entice away from any member of the Company Group, for the benefit of a Competitive Business, any of its customers or other Persons with whom any member of the Company Group has a business relationship. However, nothing in this Agreement shall preclude him from investing his personal assets in the securities of any corporation or other business entity which is engaged in a Competitive Business if such securities are traded on a national stock exchange or in the over-the-counter market and if such investment does not result in their beneficially owning, at any time, more than 1% of the publicly-traded equity securities of such Competitive Business.

          5.4.5 Injunctive Relief. If a Seller breaches, or threatens to breach, any of the provisions of Sections 5.4(b), (c) or (d), any member of the Company Group or the Surviving Company shall have the right and remedy to have the provisions of this Section 5.4 specifically enforced by any Governmental Authority, it being acknowledged and agreed by Sellers that any such breach or threatened breach will cause irreparable injury to the Company Group or Surviving Company and that money damages will not provide an adequate remedy.

          5.4.6 Modification of Scope. If any provision of Sections 5.4(b), (c) or (d) is held to be unenforceable because of the scope, duration or area of its applicability, the Governmental Authority making such determination shall have the power to modify such scope, duration, or area, or all of them, of such provision, and such provision or provisions shall then be applicable in such modified form.

          5.4.7 Competitive Business. As used in this Agreement,

              5.4.7.1 “Competitive Business” means any business which operates in any current or planned industry segment and current or planned geographic market of any member of the Company Group; and

             5.4.7.2 “Non-Competition Period” means the period beginning on the Closing Date and ending on the later of five (5) years from the Closing Date or two (2) years after the date all relationships between Sellers/Founder and any member of the Company Group have been terminated, including relationships as a consultant or employee or 5% shareholder.

     5.5 Post-Closing Assurances. From time to time after the Closing, at Buyer’s request, Sellers will take such other actions and execute and deliver such other documents, certifications and further assurances as the Surviving Company may reasonably require in order to manage and operate the Surviving Company, including but not limited to executing such certificates as may be reasonably requested by the Surviving Company’s accountants in connection with any audit of the financial statements of the Surviving Company for any period through the Closing Date.

     5.6 No Other Negotiations. Until the earlier of the Closing or the termination of this Agreement, no Warrantor shall (a) solicit, encourage, directly or indirectly, any inquiries, discussions or proposals for, (b) continue, propose or enter into any negotiations or discussions looking toward, or (c) enter into any agreement or understanding providing for any acquisition of any capital shares of any member of the Company Group or of any part of their respective assets or businesses (in whole or in part), nor shall any Warrantor provide, or assist any member of the Company Group in providing, any information to any Person for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition. Each Warrantor shall immediately notify Buyer of any such inquiries or proposals or requests for information for such purpose.

     5.7 No Securities Transactions. None of Sellers nor any of their Affiliates nor any of their equityholders, directly or indirectly, shall engage in any transactions involving the securities of Buyer prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. Sellers shall require each of the officers, directors, employees, agents, equityholders and Representatives of the members of the Company Group to comply with the foregoing requirement. Sellers agree and acknowledge that, until the first anniversary of the Closing, neither of Sellers shall sell, exchange, assign, transfer, pledge, hypothecate, make any short sale of, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale, or otherwise encumber or dispose of, directly or indirectly, voluntarily or involuntarily, in any respect (each, a “Transfer”) all or any part of, or any interest in, any Buyer Shares received by such Sellers at the Closing or pursuant to Section 1.3.

     5.8 Fulfillment of Conditions. Each Warrantor shall use its best efforts to fulfill all the conditions specified in Article VIII to the extent that the fulfillment of such conditions is within its Control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated by this Agreement or the other Transaction Documents and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including using their best efforts to conduct the business in such manner that on the Closing Date the representations and warranties of the Warrantors contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

     5.9 Disclosure of Certain Matters. From the date hereof through the Closing Date, each Warrantor shall give Buyer prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of the Warrantors contained herein to be inaccurate or otherwise misleading, (c) gives the Warrantor any reason to believe that any of the conditions set forth in Article VIII will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of any member of the Company Group or (e) would require any amendment or supplement to the Proxy Statement.

     5.10 Regulatory and Other Authorizations; Notices and Consents.

          (a) Each Warrantor shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the other Transaction Documents and will cooperate fully with Buyer in promptly seeking to obtain all such authorizations, consents, orders and approvals.

          (b) Each Warrantor shall give promptly such notices to third parties and use its best efforts to obtain such third party consents and estoppel certificates as Buyer may in its reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

          (c) Buyer shall cooperate and use best efforts to assist the Warrantors in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Buyer shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which Buyer in its sole discretion may deem adverse to the interests of Buyer or any member of the Company Group.

     5.11 Use of Intellectual Property. Sellers acknowledge that from and after the Closing, all the Intellectual Property of any kind related to or used in connection with the business of any member of the Company Group shall be owned by the Surviving Company, that neither Sellers or Founder nor any of their Affiliates shall have any rights in such Intellectual Property and that neither Sellers or Founder nor any of their Affiliates will contest the ownership or validity of any rights of any member of the Company Group in or to such Intellectual Property.

     5.12 Related Tax. Sellers covenant and agree to pay any tax and duties assessed by any Governmental Authority in connection with, or as a result of the issuance of Buyer Shares and other consideration received pursuant to this Agreement.

     5.13 The Company Proxy Information. As a condition to Buyer calling and holding the Acquisition Shareholder Meeting (as hereinafter defined), each Warrantor will furnish to Buyer such information as is reasonably required by Buyer for the preparation of the Proxy Statement (as hereinafter defined) in accordance with the requirements of the Commission, including full and accurate descriptions of the Warrantors and their businesses, material agreements affecting such businesses, and the audited consolidated financial statements of the Company Group for each of the two years and nine months ended September 30, 2008, which financial statements will include a balance sheet, statement of operations and statement of cash flows, prepared in accordance with US GAAP, together with footnotes and any required interim consolidated quarterly financial statements, as required by the rules and regulations of the Commission for disclosure of a business combination in a proxy statement (collectively, “Proxy Information”). The Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Proxy Information not misleading.

     5.14 Interim Financial Information. From the date of this Agreement until the Closing, each Warrantor shall use its best efforts to cause the Company Group to provide to Buyer a copy of (i) the monthly internal management report of financial information concerning the members of the Company Group on an individual and consolidated basis in a form reasonably satisfactory to Buyer, and (ii) a monthly pro forma balance sheet and income statement on an individual and consolidated basis for the members of the Company Group. The above interim financial information shall be delivered to Buyer within twenty-five (25) days after the end of each month following the date of this Agreement. The members of the Company Group will prepare the above financial information in good faith in accordance with U.S. GAAP.

ARTICLE VI
COVENANTS OF BUYER

     6.1 Conduct of the Business. Buyer covenants and agrees that, from the date hereof through the Closing Date, except (i) in the context of an unsolicited, bona fide written proposal for a superior transaction or consummation of a superior transaction, (ii) as otherwise set forth in this Agreement or the other Transaction Documents or (iii) with the prior written consent of Sellers, Buyer shall:

          6.1.1 conduct its business only in the ordinary course of business and in a manner consistent with the current practice of its business, except as required to preserve substantially intact its business organization, to preserve its current relationships with customers and other Persons with which it has significant business relations and to comply with all Laws;

          6.1.2 not pledge, sell, transfer, dispose of or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of its capital securities;

          6.1.3. not pledge, sell, lease, transfer, dispose of or otherwise encumber any of its properties or assets, other than consistent with past practices and in the ordinary course of business;

          6.1.4. not issue any of its shares of capital or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, or any options therefore or any securities convertible into or exchangeable for its capital stock or enter into any agreements in respect of the ownership or Control of such shares of capital;

          6.1.5. not declare any dividend or make any distribution in cash, securities or otherwise on its outstanding shares of capital or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of its Affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay its existing indebtedness;

          6.1.6. not make, agree to make or announce any general wage or salary increase or enter into any employment contract or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any of its officers or employees or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable Law;

          6.1.7. except for the purpose of the Business Combination, not to amend its Memorandum and Articles of Association;

          6.1.8. not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

          6.1.9. not to make any payments outside the ordinary course of business; and

          6.1.10. not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice.

     6.2 Shareholder Meeting. Buyer shall cause a meeting of its shareholders (the “Acquisition Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement and the approval of the transactions and other matters as contemplated or necessitated by this Agreement (including, if applicable, increase of authorized share capital), pursuant to the requirements of Buyer’s Memorandum and Articles of Association. Buyer shall use its best efforts to cause its Board of Directors to recommend that its shareholders vote in favor of such matters. In connection with such meeting, Buyer (a) will prepare and mail to its shareholders a proxy statement/prospectus meeting the requirements of the Exchange Act (“Proxy Statement”) and all other proxy materials for such meeting, (b) will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby, and (c) will otherwise comply with all legal requirements applicable to such meeting. As a condition to the filing and distribution to the

Buyer shareholders the Proxy Statement, Buyer will have received the Proxy Information from the Company Group.

     6.3 Fulfillment of Conditions. From the date hereof to the Closing Date, Buyer shall use its best efforts to fulfill the conditions specified in Article VIII to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated hereby or by the other Transaction Documents, and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including conducting the business of Buyer in such manner that on the Closing Date the representations and warranties of Buyer contained herein shall be accurate as though then made).

     6.4 Disclosure of Certain Matters. From the date hereof through the Closing Date, Buyer shall give Warrantors prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of Buyer contained herein to be inaccurate or otherwise misleading, (c) gives Buyer any reason to believe that any of the conditions set forth in Article VIII will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of Buyer, or (e) would require any amendment or supplement to the Proxy Statement.

     6.5 Post-Closing Assurances. Buyer from time to time after the Closing, at the request of Sellers will take such other actions and execute and deliver such other documents, certifications and further assurances as Sellers may reasonably require in order to manage and operate their business, including but not limited to executing such certificates as may be reasonably requested by Sellers’ accountants in connection with any audit of the financial statements of Sellers for any period through the Closing Date.

     6.6 Regulatory and Other Authorizations; Notices and Consents.

          6.6.1. Buyer shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the other Transaction Documents and will cooperate fully with the Warrantors in promptly seeking to obtain all such authorizations, consents, orders and approvals.

          6.6.2. Buyer shall give promptly such notices to third parties and use best efforts to obtain such third party consents and estoppel certificates as Sellers may in their reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

     6.7 Books and Records.

          6.7.1. On and after the Closing Date, Buyer will permit Sellers, Founder and their Representatives, during normal business hours, to have access to and to examine and make copies of all books and records of any member of the Company Group which are delivered to Buyer pursuant to this Agreement and which relate to their businesses or to events occurring prior to the Closing Date or to transactions or events occurring subsequent to the Closing Date which arise out of transactions or events occurring prior to the Closing Date to the extent reasonably necessary to Sellers and Founder in connection with preparation of any Tax returns, Tax audits, government or regulatory investigations, lawsuits or any other matter in which a Seller or Founder is a party to the proceeding or in which it has a reasonable business interest.

          6.7.2. Buyer will preserve and keep all books and records with respect to any member of the Company Group and their businesses for a period of at least seven years from the Closing Date. After such seven year period, before Buyer shall dispose of any such books and records, at least 90 days’ prior written notice to such effect shall be given by Buyer to Sellers and Founder. Sellers and Founder shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books or records as they may select.

     6.8 Nasdaq Listing. After filing the Proxy Statement with the Commission on Form 6-K, Buyer shall apply to have its ordinary shares listed on the Nasdaq Stock Market following the Closing.

Article VII
ADDITIONAL COVENANTS OF THE PARTIES

     7.1 Other Information. If in order to properly prepare documents required to be filed with any Governmental Authority or financial statements of the Company Group, it is necessary that a Party be furnished with additional information relating to any member of the Company Group, and such information is in the possession of the other Parties, such other Parties agree to use their best efforts to furnish such information in a timely manner to such Party, at the cost and expense of such Party.

     7.2 Mail Received After Closing.

          (a) If the Surviving Company receives after the Closing any mail or other communications addressed to Sellers or Founder, the Surviving Company may open such mail or other communications and deal with the contents thereof in its discretion to the extent that such mail or other communications and the contents thereof relate to the Company Group. The Surviving Company will deliver promptly or cause to be delivered to Sellers and Founder all other mail addressed to it and the contents thereof which does not relate to the Company Group.

          (b)If Sellers or Founder receive after the Closing Date mail or other communications addressed to such Sellers or Founder which relate to the Company Group, such Sellers or Founder shall promptly deliver or cause to be delivered all such mail and the contents thereof to the Surviving Company.

     7.3 Further Action.

          7.3.1. Each of the Parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Upon the terms and subject to the conditions hereof, each of the Parties shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

          7.3.2. Subject to compliance with applicable Law, from the date hereof until the Closing Date, the Parties and/or their Representatives shall confer on a regular and frequent basis to discuss material operational matters and the general status of ongoing operations.

          7.3.3. No information or knowledge obtained in any discussion pursuant to this Section 7.3 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the transactions contemplated hereby.

     7.4 Schedules. The Parties shall have the obligation to supplement or amend the schedules being delivered concurrently with the execution of this Agreement with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in such schedules. The obligations of the Parties to amend or supplement the schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Article IX, the representations and warranties of the Parties shall be made with reference to the schedules as they exist at the time of execution of this Agreement.

     7.5 Execution of Agreements. On or before the Closing Date, each Party shall execute and deliver each Transaction Document to which it is a party.

     7.6 Confidentiality. The Warrantors, on the one hand, and Buyer, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Parties furnished to it by such other Parties or their Representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other Person, except its Representatives in connection with this Agreement. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Parties if it exercises the same care as it takes to preserve confidentiality for its own similar information.

     7.7 Public Announcements. From the date of this Agreement until the Closing or termination of this Agreement, the Parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions contemplated hereby, and none of the foregoing shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties, except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system. Each Party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any Party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall at a reasonable time before making any public disclosure, consult with the other Parties regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transactions contemplated hereby as may be reasonably requested by the other Parties and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any Party to its counsel, accountants and other professional advisors.

     7.8 Board of Buyer. The Board of Directors of Buyer after the Closing will initially consist of seven (7) members, with five (5) members (one (1) of whom shall be independent directors) designated by Sellers, two members (one (1) of whom shall be an independent director) designated by Buyer. The independent directors shall satisfy the independence requirements of NASDAQ. In addition, the membership of the Board of Directors of Buyer shall comply with the requirements of Section 9.6 for the existence of the Independent Committee.

ARTICLE VIII
CONDITIONS TO CLOSING

     8.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions.

          8.1.1. Approval by Buyer’s Shareholders. This Agreement and the transactions contemplated hereby shall have been approved by a majority-in-interest of the holders of the ordinary shares of Buyer in accordance with Buyer’s Memorandum and Articles of Association and the aggregate number of Buyer’s ordinary shares held by shareholders of Buyer (other than the Initial Stockholders) who exercise their right to convert the ordinary shares of Buyer owned by them into cash in accordance with Buyer’s Memorandum and Articles of Association shall not constitute 20% or more of the number of Buyer’s ordinary shares outstanding as of the date of this Agreement and owned by Persons other than the Initial Stockholders.

          8.1.2. Litigation. No order, stay, judgment or decree shall have been issued by any Governmental Authority preventing, restraining or prohibiting in whole or in part, the consummation of the transactions contemplated hereby or instrumental to the consummation of the transactions contemplated hereby, and no action or proceeding by any Governmental Authority shall be pending or threatened (including by suggestion through investigation) by any Person, which questions, or seeks to enjoin, modify, amend or prohibit (a) the ownership or Control of any member of the Company Group, (b) the purchase of Company Ordinary Shares and Company Equity Rights or the sale and issuance of Buyer Shares, (c) the Acquisition Shareholder Meeting and use of the Proxy Statement by Buyer, or (d) the conduct in any material respect of the business as a whole or any material portion of the business conducted or to be conducted by any member of the Company Group or the (direct, indirect or beneficial) ownership or Control of any member of the Company Group by Sellers.

          8.1.3. Transaction Documents. Each Warrantor shall have executed and delivered or have caused the other Warrantors to execute and deliver each of the agreements (together with this Agreement, the “Transaction Documents”).

     (1) Services Agreement, between Fujian Shi Fang Culture Propagation Co., Ltd. (“SF”) and Beijing Hung Ting To Culture Propagation Co, Ltd. (“BJHXT”), in the form attached hereto as Exhibit C, pursuant to which, SF shall exclusively provide consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from BJHXT to SF.

     (2) Equity Pledge Agreement, among SF, BJHXT and the registered shareholders of BJHXT, Chen Zhi, Zhang Jingui, Qiang Yibin and Lin Yulin, in the form attached hereto as Exhibit D, pursuant to which, each of the registered shareholders of BJHXT shall pledge all of its equity interests in BJHXT to SF to guarantee the performance of contract obligations of BJHXT and its registered shareholders, as applicable, under the Service Agreements, Voting Rights Proxy Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreement.

     (3) Voting Rights Proxy Agreement, among SF, BJHXT and the registered shareholders of BJHXT, Chen Zhi, Zhang Jingui, Qiang Yibin and Lin Yulin, in the form attached hereto as Exhibit E, have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the registered shareholders of BJHXT shall grant to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

      (4) Exclusive Purchase Option Agreement, among SF, BJHXT and the registered shareholders of BJHXT, Chen Zhi, Zhang Jingui, Qiang Yibin and Lin Yulin, have entered into an Exclusive Purchase Option Agreement, in the form attached hereto as Exhibit F, pursuant to which, each of the registered shareholders of BJHXT shall irrevocably and unconditionally grant SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

     8.2 Conditions to Obligations of Warrantors. The obligations of Warrantors to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, each of the following conditions:

          8.2.1. Deliveries. Buyer shall have delivered Buyer Shares and Sellers shall have received such other documents, certificates and instruments as may be reasonably requested by Sellers.

          8.2.2. Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of Buyer contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct as of the Closing, and with respect to all the other representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by Buyer on or before the Closing shall have been materially complied with, and Buyer shall have delivered a certificate signed by a duly authorized officer thereof to such effect.

          8.2.3. Consents. Buyer shall have obtained and delivered to the Warrantors copies of consents of all third parties, as appropriately required for the consummation of the transactions contemplated by this Agreement.

          8.2.4. Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement to be performed by Buyer at or prior to the Closing shall have been duly and properly performed or fulfilled in all material respects.

          8.2.5. No Adverse Changes. At the Closing, there shall have been no material adverse change in the assets, liabilities or financial condition of Buyer from that shown in the Buyer Balance Sheet and related statements of income. Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of the Warrantors, would have had a Material Adverse Effect on the operations, financial condition or prospects of Buyer.

          8.2.6. Supplemental Disclosure. If Buyer shall have supplemented or amended any schedule pursuant to their obligations set forth in Section 7.4 in any material respect, the Warrantors shall give notice to Buyer that as a result of information provided to the Warrantors in connection with any or all of such amendments or supplements, the Warrantors have determined to proceed with the consummation of the transactions contemplated hereby.

          8.2.7. Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by Buyer in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by Buyer as of the Closing, shall have been delivered to the Warrantors.

          8.2.8. Trustee Notice. Buyer, simultaneously with the Closing, will deliver to the trustee of the Trust Account of Buyer instructions to disburse the funds therein to Buyer.

          8.2.9. Resignations. Effective as of the Closing, the directors and officers of Buyer who are not continuing as directors and officers of Buyer will have resigned.

     8.3. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

          8.3.1. Deliveries. Sellers shall have delivered Company Ordinary Shares and Company Equity Rights and shall have received the same and such other documents, certificates and instruments as may be reasonably requested by Buyer.

          8.3.2. Financial Statements. Sellers have provided the consolidated balance sheets as at December 31, 2006 and 2007, and at September 30, 2008, and related consolidated statements of operations and consolidated statements of cash flows for the two years ended December 31, 2006 and 2007, and nine months ended September 30, 2008 respectively, audited by the Company’s Accountants, and the notes, comments, schedules, and supplemental data therein (collectively, the “Company Financial Statements”), which shall reflect the Company having earned After-Tax Profits of not less than $8,000,000 for the nine months ended September 30, 2008 and, in the opinion of Buyer, the Company Financial Statements are not materially different from the financial statements delivered to Buyer contemporaneously with the execution of this Agreement. Sellers shall have provided an interim consolidated balance sheet as of the end of each succeeding fiscal quarter ending more than 45 days prior to the Closing, and related consolidated statements of income and source and application of funds for each such quarter, reviewed by the Company’s Accountants (collectively, the “Interim Financial Statements”). The Company Financial Statements and Interim Financial Statements will have been prepared in accordance with U.S. GAAP throughout the periods indicated therein and fairly present the consolidated financial condition of the Company at their respective dates and the consolidated results of the operations of the Company for the periods covered thereby in accordance with in accordance with U.S. GAAP.

          8.3.3. Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of the Warrantors contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects as of the Closing, and with respect to all the other representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by the Warrantors on or before the Closing shall have been materially complied with, and Buyer shall have received a certificate of the Warrantors to such effect.

          8.3.4. Legal Opinion. Buyer shall have received from Guan Tao Law Firm, counsel for the Warrantors, a legal opinion addressed to Buyer and reasonably satisfactory to Buyer, dated the Closing Date.

          8.3.5. Consents. The Warrantors shall have obtained and delivered to Buyer consents of all third parties required by the Contracts and Permits set forth in the Disclosure Schedules.

          8.3.6. Regulatory Approvals. Any Governmental Authority whose approval or consent is required each shall have unconditionally approved the transactions contemplated by this Agreement and Buyer shall have received written confirmation thereof.

          8.3.7. Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement or the other Transaction Documents to be performed by the Warrantors at or prior to the Closing, including lockup agreements as discussed herein, shall have been duly and properly performed or fulfilled in all material respects.

          8.3.8. No Adverse Change. At the Closing, there shall have been no material adverse change in the assets, liabilities, financial condition or prospects of any member of the Company Group or their businesses from that shown or reflected in the Company Financial Statements and as described in the Proxy Statement. Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of Buyer, would have a Company Material Adverse Effect.

          8.3.9. Supplemental Disclosure. If Sellers shall have supplemented or amended any schedule pursuant to their obligations set forth in Section 7.4 in any material respect, Buyer shall provide notice to Sellers that, as a result of information provided to Buyer in connection with any or all of such amendments or supplements, Buyer has determined to proceed with the consummation of the transactions contemplated hereby.

          8.3.10. Due Diligence. Buyer shall have completed financial, business and legal due diligence of the members of the Company Group and shall be satisfied with the results of such due diligence.

          8.3.11. Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by the Company, the Subsidiaries and Sellers in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by the Company, the Subsidiaries and Sellers, as appropriate, as of the Closing, shall have been delivered to Buyer.

          8.3.12. The Company Proxy Information. The Company Proxy Information, at the time of distribution of the Proxy Statement and at Closing, will accurately reflect the Company, the Subsidiaries, their businesses and the Sellers, and the Company Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Company Proxy Information not misleading.

Article IX
INDEMNIFICATION

     9.1 Indemnification by the Warrantors. Subject to the limitations set forth in Section 9.4, the Warrantors shall jointly and severally indemnify and hold harmless Buyer from and against, and shall reimburse Buyer (which term, for purposes of this Article IX, includes, after the Closing, the Surviving Company) for, any Damages which it may sustain, suffer or incur, whether as a result of any Third Party Claim or otherwise, and which arise from or in connection with or are attributable to the breach of any of the representations or warranties or covenants of the Warrantors contained in this Agreement. This indemnity shall survive the Closing for a period of four years after the Closing Date with respect to Claims arising under the foregoing clause other than (i) Claims arising as a result of a breach of the representations and warranties in Sections 3.1 and 3.25, as to which it shall survive without limitation as to time, and (ii) Claims arising as a result of a breach of the representations and warranties in Section 3.6, as to which it shall survive for a period of six months after the expiration of the statute of limitations. The Warrantors shall give prompt written notice to Buyer of any Third Party Claims or other facts and circumstances known to such Warrantors which may entitle Buyer to indemnification under this Section 9.1.

     9.2 Indemnification by Buyer. Subject to the limitations set forth in Section 9.4, Buyer shall indemnify and hold harmless the Warrantors from and against, and shall reimburse the Warrantors for, any Damages which may be sustained, suffered or incurred by the Warrantors, whether as a result of Third Party Claims or otherwise, and which arise or result from or in connection with or are attributable to the breach of any of Buyer’s representations or warranties or covenants contained in this Agreement. The indemnity in the foregoing clause shall survive the Closing for a period of four years after the Closing Date, other than Claims arising as a result of a breach of the representations and warranties in Section 4.2, as to which it shall survive without limitation as to time. Buyer shall give the Warrantors prompt written notice of any Third Party Claims or other facts and circumstances known to Buyer which may entitle the Warrantors to indemnification under this Section 9.2.

     9.3 Notice, Etc. A Party required to make an indemnification payment pursuant to this Agreement (“Indemnifying Party”) shall have no liability with respect to Third Party Claims or otherwise with respect to any covenant, representation, warranty, agreement, undertaking or obligation under this Agreement unless the Party entitled to receive such indemnification payment (“Indemnified Party”) gives notice to the Indemnifying Party specifying (i) the covenant, representation or warranty, agreement, undertaking or obligation contained herein which it asserts has been breached, (ii) in reasonable detail, the nature and dollar amount (or estimate, if the magnitude of the Claim cannot be precisely determined at that time) of any Claim the Indemnified Party may have against the Indemnifying Party by reason thereof under this Agreement, and (iii) whether or not the Claim is a Third Party Claim. With respect to Third Party Claims, an Indemnified Party (i) shall give the Indemnifying Party prompt notice of any Third Party Claim, (ii) prior to taking any action with respect to such Third Party Claim, shall consult with the Indemnifying Party as to the procedure to be followed in defending, settling, or compromising the Third Party Claim, (iii) shall not consent to any settlement or compromise of the Third Party Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), and (iv) shall permit the Indemnifying Party, if it so elects, to assume the exclusive defense of such Third Party Claim (including, except as provided in the penultimate sentence of this Section, the compromise or settlement thereof) at its own cost and expense. If the Indemnifying Party shall elect to assume the exclusive defense of any Third Party Claim pursuant to this Agreement, it shall notify the Indemnified Party in writing of such election, and the Indemnifying Party shall not be liable hereunder for any fees or expenses of the Indemnified Party’s counsel relating to such Third Party Claim after the date of delivery to the Indemnified Party of such notice of election. The Indemnifying Party will not compromise or settle any such Third Party Claim without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) if the relief provided is other than monetary damages or such relief would have a Material Adverse Effect on the Indemnified Party. Notwithstanding the foregoing, if the Indemnifying Party elects to assume the defense with respect to any Third Party Claim, the Indemnifying Party shall have the right to compromise or settle for solely monetary damages such Third Party Claim, provided such settlement will not result in or have a Material Adverse Effect on the Indemnified Party. Notwithstanding the

foregoing, the Party which defends any Third Party Claim shall, to the extent required by any insurance policies of the Indemnified Party, share or give control thereof to any insurer with respect to such Claim.

     9.4 Limitations.

          9.4.1. The Warrantors shall not be required to indemnify Buyer under Section 9.1 unless the aggregate of all amounts for which indemnity would otherwise be due against it exceeds $200,000, but then Sellers will be liable for the full amount of Damages.

          9.4.2. Buyer shall not be required to indemnify the Warrantors under Section 9.2 unless the aggregate of all amounts for which indemnity would otherwise be due against it exceeds $200,000, but then Buyer will be liable for the full amount of Damages.

     9.5 Adjustment to Purchase Price; Setoff. Any indemnification payments made pursuant to Sections 9.1 and 9.2 shall be deemed to be an adjustment to the Purchase Price. To the extent that the Warrantors are obligated to indemnify Buyer after Closing under the provisions of this Article IX for Damages reduced to a monetary amount, Buyer shall have the right to adjust any amount due and owing or to be due and owing under any agreement with the Warrantors, whether under this Agreement or any other agreement between the Warrantors and any of Buyer’s Affiliates or Subsidiaries (including shares issuable pursuant to Section 1.3) . To the extent that Buyer is obligated to indemnify the Warrantors after Closing under the provisions of this Article IX for Damages reduced to a monetary amount, the Warrantors after Closing shall have the right to decrease any amount due and owing or to be due and owing under any agreement with Buyer, whether under this Agreement or any other agreement between the Warrantors and any of Buyer’s Affiliates or Subsidiaries.

     9.6 Claims on behalf or in right of Buyer. Pursuant to the provisions of this Article IX, if any Claim for indemnification is to be brought against the Warrantors on behalf of or by right of Buyer, such claims will be determined by the Independent Committee of the Board of Directors. Any settlement of a Claim for indemnification brought on behalf of or by right of Buyer shall be determined and approved by the Independent Committee of the Board of Directors. The Independent Committee of the Board of Directors of Buyer will consist of at least two persons mutually agreed by Sellers and Buyer, none of which are officers or employees of Buyer or any of their operating subsidiary companies or are direct or beneficial owners of 5% or more of the voting capital shares of Buyer. For a period of not less than four years after Closing or until final resolution of Claims under this Article IX brought by or by right of Buyer the Board of Directors of Buyer will maintain a sufficient number of directors such that it will be able to maintain the Independent Committee.

     9.7 No Claim Against Trust Fund. It is understood by the Warrantors that in the event of breach of this Agreement or any other Transactional Documents by Buyer, that they have no right to any amount held in the Trust Account and they will not make any claim against Buyer that would adversely affect the business, operations or prospects of Buyer or the amount of the funds held in the Trust Account.

     9.8 Penalty Payments. The parties hereto agree that in the event that one party, its officers, directors or shareholders breach the provisions of Section 5.6, or the transactions contemplated by this Agreement do not close as a result of a material, known undisclosed liability of the Sellers, the Company or the Buyer, or their material misrepresentation of the information, [or if one party is ready, willing, and able to execute the SPA and the other elects not to execute the SPA or otherwise informs the non-defaulting party that it does not intend to proceed with the Business Combination,] the defaulting party(s) shall pay to the directors of the non-defaulting party all fees and expenses incurred by non-defaulting party in connection with this Memorandum, the SPA and the transactions contemplated hereby (but not to exceed the aggregate amount of US$2 million), plus non-defaulting party’s reasonable costs incurred in enforcing this paragraph, within thirty (30) days after request by directors of non-defaulting party.

     The parties hereto agree that in the event that one party, its officers, directors or shareholders breach the provisions of Section 5.6, as applicable, then, if within six (6) months after such breach, one party closes any transaction or financing relating to the capital stock, debt, assets or business, in whole or in part, whether through direct purchase, merger, consolidation or other business combinations, the defaulting party(s) shall pay to the directors of the non-defaulting party, or cause the payment to directors of the non-defaulting party of, the sum of US$2 million the closing of such transaction.

     If the Sellers or the Company breach, or do not comply with, any of Section 3.10, Section 3.26, Section 5.1(d), Section 8.3.2 or Section 8.3(d), respectively, at any time from the date hereof through the date of the consummation of the Business Combination, the Sellers and the Company, will be responsible, jointly and severally, to pay to the directors of the non-defaulting party US$2 million within thirty (30) days from the date that the Sellers or the Company receive written notice from the Buyer of such breach.

     If the Buyer breaches, or does not comply with, any of Section 4.7 or Section 4.15, respectively, at any time from the date hereof through the date of the consummation of the Business Combination, the Buyer, will be responsible, jointly and severally, to pay to the directors of the non-defaulting party US$2 million within thirty (30) days from the date that the Buyer receives written notice from the Company of such breach.

ARTICLE X
TERMINATION AND ABANDONMENT

     10.1 Methods of Termination. The transactions contemplated herein may be terminated and/or abandoned at any time but not later than the Closing:

          10.1.1. by written consent of the Parties;

          10.1.2. (i) by Buyer, if the Warrantors amend or supplement any schedule hereto in accordance with Section 7.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or otherwise), results of operations or prospects of any member of the Company Group, after the date hereof, or (ii) by the Warrantors, if Buyer amends or supplements any schedule hereto in accordance with Section 7.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or other) or results of operations of Buyer;

          10.1.3. by either Buyer or the Warrantors, if the Closing has not occurred by January 31, 2009 (or such later date as may be established by the shareholders of Buyer as the deadline by which Buyer must complete a Business Combination); provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party that is then in breach of any of its covenants, representations or warranties in this Agreement;

          10.1.4. by Warrantors, (i) if Buyer shall have breached any of its covenants in Article VI or VII hereof in any material respect or (ii) if the representations and warranties of Buyer contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, Buyer has not cured such breach within 10 Business Days of notice from the Warrantors of an intent to terminate;

          10.1.5. by Buyer, (i) if the Warrantors shall have breached any of the covenants in Articles V or VII hereof in any material respect or (ii) if the representations and warranties of the Warrantors contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, the Warrantors have not cured such breach within 10 Business Days of Buyer’s notice of an intent to terminate;

          10.1.6. by Buyer if the Board of Directors of Buyer shall have determined in good faith, based upon the advice of outside legal counsel, that failure to terminate this Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to the shareholders of Buyer under applicable Law by reason of the pendency of an unsolicited, bona fide written proposal for a superior transaction;

          10.1.7. by either Buyer or the Warrantors, if, at Buyer’s Acquisition Shareholder Meeting (including any adjournments thereof), this Agreement and the transactions contemplated hereby shall fail to be approved and adopted by the affirmative vote of the holders of Buyer’s ordinary shares required under its Memorandum and Articles of Association, or 20% or more of the number of ordinary shares of Buyer outstanding as of the date of the record date for such meeting held by Persons other than the Initial Stockholders exercise their rights to convert the ordinary shares of Buyer held by them into cash in accordance with Buyer’s Memorandum and Articles of Association.

     10.2. Effect of Termination.

          10.2.1. In the event of termination and abandonment by Buyer or by the Warrantors, or both, pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other Parties, and except as set forth in Section 9 and this Section 10.2, all further obligations of the Parties shall terminate, no Party shall have any right against the other Parties hereto, and each Party shall bear its own costs and expenses.

          10.2.2. If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein:

          10.2.3. each Party hereto will return all documents, work papers and other material (and all copies thereof) of the other Parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Party furnishing the same; and

          10.2.4. all confidential information received by a Party hereto with respect to the business of the other Parties, or in the case of Sellers and Founder of any member of the Group, shall be treated in accordance with Section 7.6 hereof, which shall survive such termination or abandonment.

ARTICLE XI
DEFINITIONS

     11.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

     “Actions” means any claim, action, suit, litigation, arbitration, inquiry, proceeding or investigation by or pending before any Governmental Authority.

     “Acquisition Shareholder Meeting” has the meaning set forth in Section 6.2.

     “Affiliate” means, with respect to a Person, any other Person who Controls, is Controlled by or is under common Control with such Person.

     “Agreement” has the meaning set forth in the preamble of this Agreement.

     “Business Combination” has the meaning set forth in the Memorandum and Articles of Association of Buyer.

     “Business Day” means a day of the year on which banks are not required or authorized to be closed in the City of New York.

     “Buyer” has the meaning set forth in the preamble of this Agreement.

     “Buyer Shares” has the meaning set forth in Section 1.2.

     “Buyer’s Balance Sheet” has the meaning set forth in Section 4.6.

     “Cash Consideration” has the meaning set forth in Section 1.2.

     “Claim” means any claim, demand, suit, proceeding or action.

     “Closing” has the meaning set forth in Section 2.1.

     “Closing Date” has the meaning set forth in Section 2.1.

     “Commission” has the meaning set forth in Section 4.7.

     “Commission Reports” has the meaning set forth in Section 4.7.

     “Company” or “OMH BVI” has the meaning set forth in the preamble of this Agreement.

     “Company’s Accountants” means UHY Vocation HK CPA Limited.

     “Company Equity Rights” has the meaning set forth in Section 1.1.

     “Company Financial Statements” has the meaning set forth in Section 8.3.2.

     “Company Group” means the subsidiaries and affiliates of the Company as listed on Exhibit A-2 hereto.

     “Company Material Adverse Effect” means a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; provided that, without limiting the generality of the foregoing, any adverse effect resulting in any loss, directly or indirectly, of at least US$200,000 or its equivalent, to the Company and its Subsidiaries, taken as a whole, shall be deemed to constitute a Company Material Adverse Effect.

     “Company Ordinary Shares” has the meaning set forth in Section 1.1.

     “Competitive Business” has the meaning set forth in Section 5.4(g).

     “Confidential Information” has the meaning set forth in Section 5.4(a).

     “Contracts” mean any contract, agreement, lease, license or similar instrument.

     “Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the Board of Directors or comparable governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

     “Copyrights” shall mean all copyrights, including rights in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

     “Damages” means the dollar amount of any loss, damage, expense or liability, including, without limitation, reasonable attorneys’ fees and disbursements incurred by an Indemnified Party in any action or proceeding between the Indemnified Party and the Indemnifying Party or between the Indemnified Party and a third party, which is determined (as provided in Article IX) to have been sustained, suffered or incurred by a Party or the Company and to have arisen from or in connection with an event or state of facts which is subject to indemnification under this

Agreement; the amount of Damages shall be the amount finally determined by a court of competent jurisdiction or appropriate governmental administrative agency (after the exhaustion of all appeals) or the amount agreed to upon settlement in accordance with the terms of this Agreement, if a Third Party Claim, or by the Parties, if a Direct Claim.

     “Direct Claim” means any claim other than a Third Party Claim.

     “Disclosure Schedule” has the meaning set forth in Section 3.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Founder” has the meaning set forth in the preamble of this Agreement. The particulars of Founder are set forth on Exhibit A-2.

     “GAAP” means generally accepted accounting principles in a particular jurisdiction, as consistently applied.

     “Government Securities” means any Treasury Bill issued by the United States having a maturity of one hundred and eighty days or less.

     “Governmental Authority” means any PRC or non-PRC national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

     “Indemnified Party” has the meaning set forth in Section 9.3.

     “Indemnifying Party” has the meaning set forth in Section 9.3.

     “Intellectual Property” means any intellectual property rights, including, without limitations, Patents, Copyrights, service marks, moral rights, Trade Secrets, Trademarks, designs and Technology, together with (a) all registrations and applications for registration therefore and (b) all rights to any of the foregoing (including (i) all rights received under any license or other arrangement with respect to the foregoing, (ii) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing, (iii) all rights to apply fore or register any of the foregoing, (iv) domain names and URL’s of or relating to the Acquired Assets and variations of the domain names and URL’s, (vi) Contracts which related to any of the foregoing, including invention assignment, intellectual property assignment, confidentiality, and non-competition agreements, and (vii) goodwill of any of the foregoing.

     “Interim Financial Statements” has the meaning set forth in Section 8.3(b).

     “Knowledge” means, with respect to any Person, the actual knowledge of such Person and that knowledge which should have been acquired by such Person after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs.

     “Laws” means all statutes, rules, regulations, ordinances, orders, writs, injunctions, judgments, decrees, awards and restrictions, including, without limitation, applicable statutes, rules, regulations, orders and restrictions relating to zoning, land use, safety, health, environment, hazardous substances, pollution controls, employment and employment practices and access by the handicapped.

     “Lien” means any lien, claim, contingent interest, security interest, charge, restriction or encumbrance.

     “Material Adverse Effect” means, with respect to any Person, any (i) event, occurrence, fact, condition, change or development that has had a material adverse effect on the operations, results of operations, financial condition, assets or liabilities of such Person; (ii) material adverse effect on such Person’s ability to perform any material obligations of such Person hereunder or under any other Transaction Document or any Material Contract of such Person, as applicable; (iii) material adverse effect on any material rights such Person may have hereunder or under any other Transaction Document or any Material Contract of such Person.

     “Material Contract” means, with respect to any Person, any outstanding Contract material to the business of such Person as of or after the date hereof and includes, but not limited to, those Contracts disclosed in paragraph 3.16 of the Disclosure Schedule.

     “Non-Competition Period” has the meaning set forth in Section 5.4(g).

     “Non-Real Estate Leases” has the meaning set forth in Section 3.15.

     “Party” has the meaning set forth in the preamble of this Agreement.

     “Patents” means all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

     “Permits” means all governmental registrations, licenses, permits, authorizations and approvals.

     “Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, proprietorship, association, firm, trust, estate, unincorporated organization, cooperative, Governmental Authority, or other enterprise or entity.

     “PRC” means the People’s Republic of China, solely for purpose of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

     “PRC GAAP” means PRC Accounting Standards for Business Enterprises in effect from time to time applied consistently throughout the periods involved.

     “After-Tax Profits” has the meaning set forth in Section 1.3.

     “Proxy Information” has the meaning set forth in Section 5.13.

     “Proxy Statement” has the meaning set forth in Section 6.2.

     “Purchase Price” has the meaning set forth in Section 1.2.

     “Real Estate Leases” has the meaning set forth in Section 3.13(a).

     “Real Property” has the meaning set forth in Section 3.13(a) .

     “Real Property” has the meaning set forth in Section 3.13(a).

     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

     “Representatives” of a Party means such Party’s employees, accountants, auditors, actuaries, counsel, financial advisors, bankers, investment bankers and consultants.

     “SAFE” has the meaning set forth in Section5.10.

     “Securities Act” means the Securities Act of 1933, as amended.

     “Sellers” has the meaning set forth in the preamble of this Agreement. The particulars of Famous Genius are set forth on Exhibit A-1.

     “Software” means all software, in object, human-readable or source code, whether previously completed or now under development, including programs, applications, databases, data files, coding and other software, components or elements thereof, programmer annotations, and all versions, upgrades, updates, enhancements and error corrections of all of the foregoing.

     “Subsidiary” means, with respect to any specified Person, any other Person (other than a natural person) Controlled by such specified Person through direct or indirect ownership of equity securities or contractual relationship. When used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

     “Surviving Company” means the company surviving the business combination between Buyer and the Company Group as contemplated by this Agreement.

     “Tax” or “Taxes” means all income, gross receipts, sales, stock transfer, excise, bulk transfer, use, employment, social security, franchise, profits, property or other taxes, tariffs, imposts, fees, stamp taxes and duties, assessments, levies or other charges of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any government or taxing authority with respect thereto.

     “Technology” means any know-how, confidential or proprietary information, name, data, discovery, formulae, idea, method, process, procedure, other invention, record of invention, model, research, Software, technique, technology, test information, market survey, website, or information or material of a like nature, whether patentable or unpatentable and whether or not reduced to practice.

     “Third Party Claim” means a Claim by a Person other than a Party hereto or any Affiliate of such Party.

     “Trade Secrets” means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provides advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software and compilations of information) and all claims and rights related thereto.

     “Trademarks” means any and all United States and foreign trademarks, service marks, logos, trade names, corporate names, trade dress, Internet domain names and addresses, and all goodwill associated therewith throughout the world.

     “Transaction Documents” has the meaning set forth in Section 8.1(c).

     “Transfer” has the meaning set forth in Section 5.7.

     “Trust Account” has the meaning set forth in Section 4.8.

     “Unaudited Financial Statements” has the meaning set forth in Section 3.10.

     “United States” or “U.S.” means the United States of America.

     “Warrantors” has the meaning set forth in Section 3.

ARTICLE XII
GENERAL PROVISIONS

     12.1 Expenses. Except as otherwise provided herein, all costs and expenses, including, without limitation, fees and disbursements of Representatives, incurred in connection with the preparation of this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

     12.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by nationally recognized courier or mailed by registered mail (postage prepaid, return receipt requested) or by telecopy to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a) If to the warrantors :

121 Gu Tian Avenue, Hua Fu Tower,
Floor 6, Fuzhou City,
Fujian Province, China 350001
Facsimile: 86-591-83302585

with a copy to:

Guantao Law Firm
17/F, Tower 2, Ying Tai Center,
No.28 Finance Street, Xicheng District,
Beijing, China 100040
Facsimile: 86-10-6657-8016
Attention: Cui Liguo

(b) If to Buyer:

ChinaGrowth South Acquisition Corporation
A12 Jianguomenwai Avenue
NCI Tower, Suite 1602
Beijing, China 100022
Attention: Michael W. Zhang
Telephone: 86-10-6569-3988
Facsimile: 86-10-6569-3992

with a copy to:

DLA Piper US LLP
1251 Avenue of the Americas
New York, New York 10020
Attention: William N. Haddad
Facsimile No.: 212-884-8998

     12.3 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by the Parties.

     12.4 Waiver. At any time prior to the Closing, either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

     12.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     12.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     12.7 Entire Agreement. This Agreement and the schedules and exhibits hereto constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

     12.8 Benefit. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties.

     12.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

     12.10 NO JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

     12.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

     12.12 Regulatory Requirements. In the event that the regulatory requirements of any applicable Governmental Authority (including any new laws or regulations or interpretations of existing laws or regulations) prohibit or materially restrict the ability of the Parties to consummate the acquisition of the Company as contemplated, the Parties will revise the transaction as necessary to comply with such regulatory requirements while preserving to the greatest extent possible the intended economic consequences of the transaction.

(Signatures on Next Page)

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
By:	/s/ Michael W. Zhang

Name:	Michael W. Zhang
Title:	Chief Executive Officer and Director

OLYMPIA MEDIA HOLDINGS LIMITED
By:	/s/ Chen Zhi

Name:	Chen Zhi
Title:	Chief Executive Officer and Director

INDEX ASIA PACIFIC LIMITED		TOPBIG INTERNATIONAL DEVELOPMENT LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Director

BLAZING SUN HOLDINGS LTD.		LUCK SMART LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

WING KEEN MANAGEMENT LIMITED		KEEP PROFIT INTERNATIONAL CAPITAL LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

AOTIAN HOLDINGS LTD.		ADORATION MANAGEMENT LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

CHEN ZHI
By:	/s/ Chen Zhi
Name:	Chen Zhi
Title:	Sellers’ Representative

EXHIBIT A–1
SELLERS

1	Index Asia Pacific Limited

2	Topbig International Development Limited

3	Blazing Sun Holdings Ltd.

4	Luck Smart Limited

5	Wing Keen Management Limited

6	Keep Profit International Capital Limited

7	Aotian Holdings Ltd.

8	Adoration Management Limited

A-1-1

EXHIBIT A–2

A-1-2

COMPANY GROUP

1	Fuzhou Han Ding Network Science and Technology Co., Ltd.

2	Beijing Han Ding Advertising Co., Ltd.

3	Fujian Shi Fang Culture Propagation Co., Ltd.

4	Beijing Hong Xin Tu Culture Propagation Co., Ltd.

5	Fuzhou Hong Xin Tu Printing Co., Ltd.

6	Kunming Hong Lian Xin Printing Co., Ltd.

7	Fujian Zhi Yuan Media Co., Ltd.

8	Fuzhou Au Hai Advertising Co., Ltd.

9	Tianjin Shi Fang Advertising Media Co., Ltd.

10	Shi Fang Ya Qi Culture Propagation (Xiamen) Co., Ltd.

11	Chongqing Shi Fang Culture Propagation Co., Ltd.

12	Dalian Shi Fang Media Co., Ltd.

13	Fuzhou Development Zone Shi Fang Science and Technology Development Co., Ltd.

14	Zhi Yuan (Xiamen) Culture Propagation Co., Ltd.

15	Zhi Yuan (Fuzhou) Culture Propagation Co., Ltd.

16	Shen Yang Zhu Qin Shi Fang Media Development Co., Ltd.

17	Liaoning Au Hai Tian Yi Media Advertising Co., Ltd.

18	Kun Ming Au Hai Advertising Co., Ltd.

19	Fuzhou Dong Kuai Media Co., Ltd.

20	Dong Kuai (Fuzhou) Investment Consulting Services Co., Ltd.

21	Beijing Bai Chuan Du Ke Science and Technology Co., Ltd.

22	Xiamen Du Ke Information Science and Technology Co., Ltd.

23	Hung Hing To Publishing Limited

24	Gloria Fair Limited

A-1-2-2

EXHIBIT B
DISCLOSURE SCHEDULE

B-1

EXHIBIT C
FORM OF SERVICES AGREEMENT

C-1

EXHIBIT D
FORM OF EQUITY PLEDGE AGREEMENT

D-1

EXHIBIT E
FORM OF VOTING PROXY AGREEMENT

E-1

EXHIBIT F
FORM OF EXCLUSIVE PURCHASE OPTION AGREEMENT

F-1